CarrierEQ, Inc.

207 South Street, #172

Boston, MA 02111

July 8, 2019

Ms. Erin E. Martin

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

CarrierEQ, Inc.

Amendment No. 2 to Form 10-12G

Filed May 9, 2019

File No. 000-56037

Dear Ms. Martin:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), CarrierEQ, Inc. d/b/a Airfox (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated May 22, 2019. Your comments and the Company’s responses are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Company’s Form 10/A filed with the Commission concurrently with this letter.

General

1.

We note your response to comment 3, which states in part, "Our Company discontinued our mobile technology platform, AirFox Wireless, on February 22, 2019." We note similar disclosure in your registration statement, including on page 4. We further note the following statement from your response, "Our Company made the decision to phase out our mobile technology platform in the months leading up to our 2017 ICO." Finally, we note your disclosure on page 63 of the registration statement, stating "Airfox has integrated the ability for users of its platform to receive rewards paid in AirTokens for viewing video advertisements," as well as similar disclosure in your April 3, 2019 White Paper. Please revise your disclosure to reconcile these disclosures and clarify the following:

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

•

When you decided to discontinue the mobile technology platform;

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When you communicated this decision to investors;

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When you actually discontinued the mobile technology platform; and

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The relationship, if any, between your discontinued mobile technology platform and your plans to reward users of your platform for viewing video advertisements in the future.

Response: Please see the revised disclosure to “Our Historic Business Line – Airfox Wireless” on page 4 and “AirToken Rewards” on page 69.

2.

We note your response to comment 5, and your statement on page 47 that you believe the maximum amount that may be paid to ICO claimants is the amount received in the 2017 ICO (approximately $15 million) plus interest. Please clarify why you are unable to estimate the maximum amount payable at this time and why the total payments related to the Rescission Offer could exceed the AirToken obligation reported in your consolidated balance sheets.

Response: The Company has a recorded a liability in its financial statements related to the proceeds of the ICO.  The maximum amount of payments under the Rescission Offer would be this amount plus interest.  The Company has not recorded a provision for interest that it may be obligated to pay under the Recession Offer, as it is unable to reasonably estimate the amount or a range of interest that it may be obligated to pay.  Interest to be paid under the Recession Offer will be dependent on the amount of refunds requested, which the Company is unable to estimate at this time.

Business

Our Business Plan, page 1

3.

We note your response to comments 10, 12, and 23 and your revised disclosure. We further note your disclosure on page 1, stating "Airfox has partnered with more than 300,000 physical locations throughout Brazil — including post offices and banks — that allow users to convert funds from physical to digital currency." Please revise to clarify the types of "digital currency" into which users may convert their funds, including whether users can convert funds into AirTokens using Airfox Wallet. Additionally, we note your disclosure on page 2, stating "We are currently running a pilot program in two of Via Varejo’s stores in Sao Paulo, with plans to expand to 729 stores across Brazil by September 2019." Please revise your disclosure, here and elsewhere as appropriate, to provide more information regarding the status and intended functionality of Airfox Wallet, including without limitation the following:

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The relationship between the 300,000 physical locations throughout Brazil that you have "partnered with" and the 729 stores to which you plan to expand your pilot program by September 2019;

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The material terms of your partnerships with these physical locations and whether there is an agreement memorialized in writing with the "post offices and banks" and other third party locations;

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

•

The physical and technological infrastructure required at each location to permit users to convert cash to digital currency;

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The status of the development and distribution of such physical and technological infrastructure to the locations with which you have partnered;

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The mechanism by which users may use Airfox Wallet to effect transfers of currency;

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Whether recipients of funds through Airfox Wallet must also set up an Airfox Wallet;

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The steps users of Airfox Wallet must take to convert digital currency into physical currency; and

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Any significant risks or barriers to entry that you may encounter in the process of rolling out Airfox Wallet.

Response: Please see the expanded discussion contained in the Section titled “Airfox Wallet” on page 2.

4.

Please provide more detail regarding the pilot program you are currently running in two of Via Varejo's stores in Sao Paulo.

Response: Please see the revised disclosure to “Airfox Wallet” on page 2. Since our last amendment, we have expanded the pilot to 32 additional stores for a total of 34 stores.

Customer Acquisition, page 5

5.

We note your response to comments 11 and 23 and your revised disclosure, including your statement in this section that "Via Varejo will pay Airfox certain amounts monthly pursuant to the terms of the Services Agreement." Please revise your disclosure in this section to quantify or disclose how the amount that Via Varejo will pay you monthly will be determined. Additionally, we note your disclosure in response to comment 23, stating that you "have no current plans to use AirTokens as a means of payment for purchases made at Via Varejo." Please revise your disclosure here and elsewhere as appropriate to explain the relationship, if any, between the VV Wallet and the Airfox Wallet.

Response: Please see the revised disclosure to “Customer Acquisition” on page 6 and “Direct Sales and Marketing” and “Geographic Markets” on page 7.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

Risk Factors

We cannot predict whether the amounts you would receive in the rescission offer would be greater . . . , page 40

6.

We note your response to comment 18 and your revised disclosure, and we reissue the comment in part. Please advise us how you plan to create a public trading market for the AirTokens.

Response: Please see the revised disclosure to that particular risk factor on page 41.

7.

We note your disclosure regarding the value of the rescission offer relative to any market value of the AirTokens, as well as your disclosure elsewhere indicating that the AirToken smart contract has been “locked” and, consequently, AirTokens cannot currently be transferred on the blockchain. Please revise to include disclosure regarding the most recent known market value or transfer price of the AirTokens.

Response: Please see the revised disclosure to “AirToken Management” on page 67.

Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Condition and Management's Plans, page 47

8.

We note your disclosure in this section that you may derive funds in the future from "new commercial partnerships in targeted industries (e.g., travel, insurance) to use the Airfox platform as a source of distribution of their products." Please revise to explain how the Airfox platform could be used as a source of distribution for products.

Response: Please see the revised disclosure to “Liquidity and Capital Resources - Financial Condition and Management’s Plans” on page 50.

Legal Proceedings, page 57

9.

We note your response to comment 21 and your revised disclosure in this section, and we reissue the comment in part. Please revise your disclosure in this section to describe the company's plans for addressing any shortfalls in its available cash, including the basis on which claimants will be paid in the event of a shortfall. In addition, please update this disclosure to address any material developments regarding the timing of your initiation of the claims process.

Response: Please see the revised disclosure to “Legal Proceedings” on page 62.

10.

We note from your disclosure on pages 5-6 that, under the agreement with Via Varejo, you have issued one convertible note for $2.5 million, and you plan to issue a note for $3.5 million upon the completion of Phase 2 and a final note for $4 million upon the completion of Phase 3. We further note your total liabilities of $17.0 million and your total assets of $9.2 million as of September 30, 2018. Please revise to disclose the priority of refund claims submitted by token holders pursuant to the SEC Settlement Agreement relative to other obligations, including your obligations under the agreement with Via Varejo, in the event of your bankruptcy, dissolution, or liquidation. Refer to Item 202 of Regulation S-K.

Response: Please see the revised disclosure to “Legal Proceedings” on page 62.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

Recent Sales of Unregistered Securities, page 59

11.

We note your response to comment 22.  Please provide us with your detailed legal analysis regarding whether any exemption from registration would have been available for the issuance of 73,250,000 AirTokens as payment to vendors in October 2017. To the extent that no exemption was available, please add risk factor disclosure discussing any significant risks arising from this unregistered issuance.

Response: We relied on no section of the Securities Act or SEC rule for an exemption from registration for these vendor transactions since we did not consider the AirTokens to be securities at that time. In light of our consideration of the matter at that time, when we structured the vendor transactions, we took no affirmative steps to comply with any specific conditions of any offering exemption from registration that might have been available to us. Please see added risk factor titled “The rescission offer does not extend to certain of our vendors who were issued AirTokens for services, and we may have additional potential liabilities due to our issuances of AirTokens to our vendors in violation of the federal and state securities laws.” Please see new risk factor “The rescission offer does not extend to certain of our vendors who were issued AirTokens for services, and we may have additional potential liabilities due to our issuances of AirTokens to our vendors in violation of the federal and state securities laws.” on page 42 of the Form 10/A.

Description of Registrant's Securities to Be Registered, page 61

12.

We have reviewed your response to comment 26 relating to the issuance of AirTokens to vendors as payment for services rendered. Based on your response, we understand that you have recognized an expense of $1.5 million as payment for services to the vendor with an equal and offsetting $1.5 million gain on establishing the fair value of the AirTokens. Please address the following:

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Explain why the AirTokens issued as payment to vendors are not accounted for similar to those sold in the ICO (i.e., as a liability) and do not represent an obligation of the issuer to the token holders. In this regard, explain whether you believe the vendors may similarly view the AirTokens as a debt security that establishes a creditor relationship, an intangible asset, or something else; and

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Explain, citing relevant accounting literature, the basis for your view that it is appropriate to record a gain through Selling, General, and Administrative expenses on a net zero basis with the related expenses.

Response: Please see our response to Question 21 regarding viewing AirTokens as intangible assets. Further, please see the revised disclosures in note 4 to the annual and quarterly financial statements, respectively, which presents the $1.5 million payment on a gross basis in the statement of operations.

13.

We note your response to comment 29, and we reissue the comment in part. We note your disclosure that the Internal AIR Ledger is not currently in use and that AirTokens cannot currently be transferred on the blockchain. Please revise to clarify how holders of AirTokens may ascertain their current balance and the status of any transfers once the Internal AIR Ledger is operational.

Response: Please see the revised disclosure to “AirToken Management” on page 67.

14.

We note your revisions in response to comment 23. Please revise to briefly describe the ERC-20 standard (e.g., the basic functions associated with the standard) to which the tokens adhere.

Response: Please see the revised disclosure to “ERC – 20 Standard” on page 67.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

AirToken Rewards, page 63

15.

We note your response to comment 9 and your revised disclosure in this section, including your description of the digital reward currency you issued between February and November 2018. Please identify the "digital reward currency" used and whether it was a security. If the reward was a security, please provide us with your detailed legal analysis as to whether any exemption from registration was available for the issuance of that digital reward currency, or advise us why you believe no such exemption was required. Additionally, please clarify whether you have redeemed all outstanding digital reward currency and how you determined the redemption price of $R0.089. Finally, please provide us with more detail regarding your plans to resume this program, including the type of "reward" you will use (e.g., AirTokens) and how you intend to address any regulatory concerns associated with such program.

Response: We do not consider the digital reward currency to be a security. Please see the revised disclosure to “AirToken Rewards” on page 69.

Potential Exchange of AirTokens, page 63

16.

We note your response to comment 31 and your revised disclosure. Please further revise to clarify from what source(s) you intend to derive the "volume weighted average price" of the AirTokens.

Response: Please see additional disclosure contained in the section titled “Potential Exchange of AirTokens” on page 69 of the Form 10/A.

No Rights Commonly Associated with Capital Stock, page 64

17.

We note your response to comment 17 and your revised disclosure in this section. Please be advised that you are responsible for analyzing any future amendments to the Amended and Restated AirToken Terms & Conditions, the smart contract governing the AirTokens, or other documents defining the rights of token holders to determine whether such changes are so significant that they constitute the issuance of new securities.

Response: We understand and acknowledge our responsibilities relating to this matter.

18.

We note your response to comments 41 and 42 and your revised disclosure in this section, including your statement that "The arbitration provisions are enforceable under both federal and state law and will apply for claims under federal securities laws." Please explain in detail the basis for your belief that these provisions are enforceable under federal law. In your response, please specifically address the anti-waiver provisions of the Securities Act and the Exchange Act. Refer to Section 14 of the Securities Act and Section 29(a) of the Exchange Act.

Response: We revised the arbitration provisions contained in Section 11(a) of our Amended and Restated AirToken Terms & Conditions to include an exception for claims under federal securities laws. Please see the revised disclosure to “No Rights Commonly Associated with Capital Stock” on page 71, as well as Exhibit 4.4 - Amended and Restated AirToken Terms & Conditions.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

Notes to Consolidated Financial Statements Note 8 - AirTokens, page F-16

19.

We have reviewed your response to comment 32 stating that you believe an investor in the AirToken would likely view the instrument as a debt security “because it effectively creates a creditor relationship to holders of the AirTokens.” In this regard, you refer to FASB Concept Statement No. 6 as your basis for considering AirTokens to be an obligation of the issuer. Please address the following:

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Explain, citing relevant guidance, what characteristics of the AirTokens cause you to believe they create a creditor relationship;

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Describe what you believe are the “obligations” of the company to “transfer assets” related to the AirTokens, as defined by FASB Concept Statement No. 6;

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We note that you state in your response to comment 33 and elsewhere that “the terms of the AirTokens do not specifically obligate the Company to create the AirToken Project.” Explain how these statements reconcile to your assertion that the AirTokens create a creditor relationship with the token holders; and

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To the extent that your investors have sold their tokens to another third party, tell us how you considered whether the obligation transfers to the third party as well, remains to the investor or has been relieved.

Response: The Company does not view the relationship between holders of AirTokens as a creditor relationship as the terms of the AirToken do not represent a legal form of debt. The Company acknowledges that its prior response could have been interpreted in this manner.

In conjunction with our response to Question 23, please see the modified disclosure in note 3 to the Company’s annual and quarterly financial statements, respectively.

The Company believes that the AirToken is considered an obligation1 (as defined in “CON 6”) of the issuer as Airfox represented to (initial) investors that the proceeds from the ICO would be used to fund future development of the AirFox application and the AirToken Project, among other planned uses. Rather than transfer assets (as the terms of the AirTokens conveyed no rights to the AirToken Project), Airfox would provide the service of developing the AirToken Project.

To the extent that (initial) investors sold their AirTokens to a third party, we believe the obligation would not have been relieved. As the terms of the AirTokens provide no rights to the AirToken Project, a subsequent purchaser of an AirToken from an initial investor (or a market/exchange) would have no contractual recourse towards the Company developing the AirToken Project. However, the Company still believes an obligation is present to develop the AirToken Project and has continued towards that goal.

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1 FASB Concepts Statement No. 6, Elements of Financial Statements, (“CON 6”)  provides the definition of Liabilities as, “probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events. Further, obligations [in the definition] is broader than legal obligations. It is used with its usual general meaning to refer to duties imposed legally or socially; to that which one is bound to do by contract, promise, moral responsibility, and so forth (Webster's New World Dictionary, p. 981). It includes equitable and constructive obligations as well as legal obligations (pars. 37-40).”

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

We have previously stated that as refund claims are paid, we expect[ed] to reduce the amount of the AirToken Obligation (excluding interest) as the obligation to those initial investors who acquired the AirToken will no longer exist. Pursuant to our [original] accounting treatment, any amount of remaining AirToken Obligation (representing the original amount of Digital Assets received) would have been reversed into income upon completing the AirToken Project. The requirement to provide refunds to the initial investors pursuant to the Settlement Agreement would relieve the Company of such obligation to the initial investor.

Subsequent to the initial filing of the Form 10, the Company also considered the recent guidance from the SEC in its “Framework for ‘Investment Contract’ Analysis of Digital Assets” released on April 3, 2019, in our determination of the classification of the AirTokens. The guidance states, “… an "investment contract" exists when there is the investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others.”  Based on this guidance, we believe that the AirTokens will most likely be characterized as “investment contracts”. This basis of this conclusion is outlined below.

The initial investors in the AirToken Project acquired the AirTokens in exchange for value (Digital Assets) in a common enterprise – which satisfies the first two conditions of the Howey test. We then concluded that the initial investor had a reasonable expectation of profits derived from the efforts of others as described in the staff guidance (third criteria to satisfy the Howey test) based on the following indicators, among others, which suggest the investors are relying on the “efforts of others:”

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“An AP (a promoter, sponsor or other third party, each an active participant or “AP”) is responsible for the development, improvement (or enhancement), operation, or promotion of the network, particularly if purchasers of the digital asset expect an AP to be performing or overseeing tasks that are necessary for the network or digital asset to achieve or retain its intended purpose or functionality.”

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“An AP has a lead or central role in the direction of the ongoing development of the network or the digital asset.”

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“An AP has a continuing managerial role in making decisions about or exercising judgment concerning the network or the characteristics or rights the digital asset represents”

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“Purchasers would reasonably expect the AP to undertake efforts to promote its own interests and enhance the value of the network or digital asset”

We also concluded that the investors have a “reasonable expectation of profits,” based on the criteria identified in the guidance below (among others):

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The digital asset gives the holder rights to share in the enterprise's income or profits or to realize gain from capital appreciation of the digital asset.

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Purchasers reasonably would expect that an AP's efforts will result in capital appreciation of the digital asset and therefore be able to earn a return on their purchase.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

20.

Please explain how you considered whether the investor may view the instrument as an intangible asset in accordance with ASC 350 Intangibles – Goodwill and Other, as opposed to an investment in a debt security in accordance with ASC 320.

Response: The Company has considered whether an investor may view an AirToken as an intangible asset and determined that it could meet the characteristics as prescribed in ASC 350, Intangibles – Goodwill and Other (“ASC 350”). ASC 350 defines intangible assets as, “assets (not including financial assets) that lack physical substance.”

While the Company believes it was obligated to utilize the proceeds received from the ICO towards the development of the AirToken Project, it was not required, pursuant to the terms of the AirTokens, to do so. If one considered an investor who contributed digital assets to obtain AirTokens and was solely interested in utilizing the AirToken upon completion of the AirToken Project, it would imply that the investor has an understanding of the future efforts required by the Company to complete the AirToken Project. As noted above, the definition of probable2, “is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain” which would reasonably incorporate the risk of the Company not completing the AirToken Project.

While AirTokens lack physical substance, an investor may also view them as assets (i.e. providing probable future economic benefits) – albeit a nonfinancial asset and therefore, in the situation described above, they would meet the definition of an intangible asset.

21.

To the extent that it was determined that the proceeds from the sale of the AirTokens did not represent a financial liability but instead was more reflective of a sale of intangible assets, please explain whether you believe the sale transaction would then be in the scope of ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. If so, explain how that change in scope would impact your conclusion to recognize a liability vs. gain upon transfer.

Response: In considering the AirToken as an intangible asset (assuming the perspective as noted in our response to Question 20), the Company agrees that a sale would be in the scope of ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”) specifically, ASC 610-20-15-2 which states, “Nonfinancial assets within the scope of this Subtopic include intangible assets (other than goodwill), land, buildings, or materials and supplies and may have a zero carrying value.”

The Company will evaluate the timing of recognizing revenue once it is able to reasonably estimate the amount that will be refunded under the Recession Offer.

———————

2 FASB Concept Statement 6, Elements of Financial Statements, paragraph 25 states, “assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, par. 3 ), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (Webster's New World Dictionary of the American Language, 2d college ed. [New York Simon and Schuster 1982], p. 1132). Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain (pars. 44-48).”

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

22.

We have reviewed your response to comment 33 stating that you believe that you have achieved technological feasibility with respect to the AirFox Browser, such that the sale of the tokens should be accounted for as a funded software arrangement pursuant to ASC 985-20. Please address the following with respect to your conclusion that technological feasibility has been achieved:

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Provide us with a detailed discussion of how you considered the guidance in ASC Topic 985-20-25-2 in arriving at the conclusion that you have reached technological feasibility. Your response should include a discussion of whether the AirToken Project includes or does not include a detailed program design, and how you have applied the guidance in ASC Topic 985-20-25-2(a) or 985-20-25-2(b) as appropriate;

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Clarify for us whether you believe that technological feasibility has been achieved with respect to the AirToken Project as a whole. In your response, explain to us how you have applied the guidance in ASC Topic 985-20-55-7;

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We note in your response to comment 32 that “Airfox represented to investors that the proceeds from the offering would be used to fund future development of the AirFox App and the AirToken ecosystem among other planned uses.” Tell us in greater detail how that representation informed your conclusion that technological feasibility had been achieved;

•

Provide us with information regarding which projects have achieved technological feasibility and which projects have not achieved technological feasibility. Please re

•

concile these projects to the promises made to token holders to support your assertion that you have achieved technological feasibility with respect to the AirToken Project;

•

Describe what costs have been capitalized subsequent to achieving technological feasibility; and

•

Reconcile your conclusion that you have reached technological feasibility with statements in your responses to the comment letter that seem to indicate that substantial development work is necessary. For example, your response to comment 2 seems to indicate that no portion of the AirToken Project had been developed or executed upon at the time of your ICO. Similar statements appear to have been made in your responses to comments 3, 10, and 29.

Response: In consideration of the guidance in ASC 985-20-55-7, we have revised our conclusion and determined that technological feasibility was not met for the AirToken Project at the time of the ICO, and therefore, the requirements in ASC 985-20-25-2 (b) were not met. The AirToken Project, when completed, will consist of various enhancements applied to the initial AirToken browser and therefore was not a complete working model at the ICO date.

Please see the revised presentation in the annual and quarterly financial statements to present the associated costs as an expense included in Selling, General and Administrative expenses.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

23.

To the extent it was determined that you have not achieved technological feasibility related to all or a portion of the AirToken project, please explain whether you believe the proceeds received from the ICO and the associated costs incurred to develop the AirToken project would be in the scope of ASC 730-20. As part of your response, provide us with your consideration of whether there is an obligation, stated or implied, to return that funding in the future. We refer you to relevant guidance included in ASC 730-20-25-4, 730-20-25-5, and 730-20-25-26 as part of your analysis.

Response: The Company has concluded that the technological feasibility of the AirToken Project had not been achieved at the ICO date, the arrangement does not represent a financing arrangement pursuant to ASC 730-20, Research and Development – Research and Development Arrangements (“ASC 730-20”) and, as the Company believed it had an obligation to utilize the proceeds from the ICO towards the development of the AirToken Project, the arrangement should be accounted for as an arrangement to provide software development services in accordance with ASC 606, Revenue from Contracts with Customers  (“ASC 606”). As further detailed below, the Company recognized the proceeds received from the ICO as deferred revenue at December 31, 2017 and will recognize the revenue beginning in the period that it is able to reasonably estimate the amount that will be refunded under the Recession Offer.

The Company has considered the guidance in ASC 730-20-25-4, 730-20-25-5 and 730-20-25-6 and determined that the financial risk had been transferred to the funding party (i.e. the initial investors in the AirToken Project) as the proceeds received during the ICO were non-refundable per the terms of the Amended and Restated AirFox Airtoken Creation Event Terms & Conditions. In addition, the Company does not have any guarantees or commitments to repay the funds provided by the initial investors, the initial investors did not receive any interest in the AirToken Project, and the initial investors do not receive debt or equity securities upon completion of the development of the AirToken Project. Further, the Company had not indicated an intent to repay funds to the initial investors prior to the Settlement Agreement. Finally, the Company determined that there are no related party relationships and, as previously noted, the entity had not yet completed the AirToken Project at the time of the ICO.

With the determination that the proceeds received from the ICO did not represent a financing arrangement pursuant to ASC 730-20, the Company determined that the proceeds from the ICO should be recognized as the services towards developing the AirToken Project are performed. The Company previously determined that the initial investors in AirTokens were not considered customers in accordance with ASC 606. However, the Company’s ordinary activities (i.e. its ongoing major or central operations) are that of developing software-related technology, and the Company is fulfilling a performance obligation to develop the AirToken Project as set forth in the AirToken Whitepaper in effect as of the 2017 ICO.

As the arrangement is considered a research development arrangement in accordance with ASC 730-20, the Company would expense the previously capitalized software costs in accordance with ASC 350-40-15-7(b) 2 as the software is being used in a research and development arrangement.

There is currently no authoritative literature under accounting principles generally accepted in the United States (U.S. GAAP) that specifically addresses the accounting for sales of tokens, like the AirToken. Therefore, by analogy, the Company will record the proceeds from the AirToken issuances similar to a contract to perform software development services in accordance with ASC 606.

The classification of the recognition of the ICO proceeds received of approximately $15.4 million as revenue is considered appropriate as the software development activities are part of the Company’s ordinary activities. The Company, in accordance with ASC 606-10-25-19, has a performance obligation to develop the AirToken Project (a live, operational, de-centralized network with token functionality).

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

Additional Information Related to Revenue Recognition

With the change to a revenue model in accordance with ASC 606, the Company evaluated whether the Settlement Agreement and the requirement to provide the initial investors refunds represented a contract modification.

Background

On November 16, 2018, the Company entered into a settlement agreement with the SEC (the “SEC Settlement Agreement”) related to the determination by the SEC that AirTokens were “securities”. The Company had entered into a similar settlement agreement with the Commonwealth of Massachusetts on November 2, 2018 (collectively, the “Settlement Agreements”). The Settlement Agreements represented the culmination of subpoenas, discussions and negotiations dating back to December 2017.

In conjunction with the Settlement Agreement with the SEC, parties who obtained AirTokens from the Company on or before October 5, 2017 (the “Potential AirToken Claimants” or “PAC’s”) are entitled to a refund in the amount of consideration paid, plus interest, less the amount of any income received thereon. The Company must distribute, by electronic means, claim forms to the Potential AirToken Claimants within 60 days of the filing (the “Rescission Offer”) of the Company’s registration statement on Form 10 or the date that the Form 10 becomes effective, whichever is sooner. The Potential AirToken Claimants must submit claims forms within three months of this date (the “Claim Form Deadline”). The Company must settle all valid claims within three months of the Claim Form Deadline. Any amounts refunded will be paid in cash.

The total amount of Digital Assets received in connection with the initial coin offering (“ICO”) from the PAC’s was approximately $15.4 million. The Company, in accordance with ASC 606, determined that it has a performance obligation to develop the AirToken Project (a live, operational, de-centralized network with token functionality). The Company will recognize the revenue beginning in the period that it is able to reasonably estimate the amount that will be refunded under the Recession Offer.  This is based on the analysis outlined below.

Issue – Does the Settlement Agreement represent a contract modification in accordance with ASC 606?

The Settlement Agreement changed the original terms of the AirTokens to provide the PAC’s the right to a refund. This change in the transaction price to develop the AirToken Project represented a change in “the existing enforceable rights and obligation of the parties to the contact” in accordance with ASC 606-10-25-10.

As noted above, the Settlement Agreements created an enforceable obligation to the Company and provided a defined framework for the PAC’s to request and for the Company to determine an amount of refund to provide.

The Company considered the guidance in ASC 606-10-25-11 which states, “A contract modification may exist even though the parties to the contract have a dispute about the scope or price (or both) of the modification or the parties have approved a change in the scope of the contract but have not yet determined the corresponding change in price. In determining whether the rights and obligations that are created or changed by a modification are enforceable, an entity shall consider all relevant facts and circumstances including the terms of the contract and other evidence. If the parties to a contract have approved a change in the scope of the contract but have not yet determined the  corresponding change in price, an entity shall estimate the change to the transaction price arising from the modification in accordance with paragraphs 606-10-32-5 through 32-9 on estimating variable consideration and paragraphs 606-10-32-11 through 32-13 on constraining estimates of variable consideration.”

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

The guidance in ASC 606-10-25-11 illustrates that the Financial Accounting Standards Board intended it to apply more broadly than to only finalized modifications. That is, this guidance says that an entity may have to account for a contract modification prior to the parties reaching final agreement on changes in scope or pricing (or both). Instead of focusing on the finalization of a modified agreement, the guidance focuses on the enforceability of the changes to the rights and obligations in the contract. Once the entity determines the revised rights and obligations are enforceable, the entity should account for the contract modification.3

Based on the criteria established in ASC 606-10-25-11, the Company determined that a contract modification was finalized at the time the Settlement Agreements were completed in November 2018.

The financial statements represent the first time the Company has completed and issued financial statements. Substantially all of the issues addressed in connection with preparing the financial statements were completed in January – March 2019 requiring the application of hindsight (i.e. when should items have been recorded). The Company believes the accounting for the contract modification should begin in the quarter ended December 2017 as the terms of the Settlement Agreements were considered enforceable (at the time the Company was preparing the quarter ended December 2017 financial statements) and therefore not recognizing any revenue until the refund liability can be reasonably estimated. The Company believes this approach is consistent with ASC 855-20-25-1 which states, “An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.”

The Company determined that the contract modification did not add any new services to the performance obligation to develop the AirToken Project. Therefore, an in accordance with ASC 606-10-25-13 (b), the Company will account for the contract modification as if it were a part of the existing contract that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the transaction price, and on the Company’s measure of progress toward complete satisfaction of the performance obligation, will be recognized as an adjustment to revenue at the date of the contract modification (that is, the adjustment to revenue is made on a cumulative catch-up basis) which is deemed to have occurred in the quarter ended December 2017.

Issue – How should the Company estimate and account for the potential refund liabilities?

The Company considered ASC 606-10-32-6 which describes “variable consideration” broadly to include discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties.

The Company is unable to estimate the amount of refunds to be issued under the Recession Offer.  Therefore, it will defer recognition of revenue until it is able to do so.  This is based on guidance in ASC 606-10-32-11which states, “An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.”

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3 EY Guide, Revenue from Contracts with Customers (Revised October 2018) Section 3.4 p.54

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

The Company considered the guidance in ASC 606-10-32-12 which provides certain factors to consider in assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved including both the likelihood and the magnitude of the revenue reversal, including:

a.

The amount of consideration (i.e. refund) is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

b.

The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

c.

The entity’s experience (or other evidence) with similar types of contracts is limited

The ultimate amount of the refund to be paid in accordance with the framework established by the Settlement Agreement are subject to numerous factors including, the number of PAC’s that submit claim forms, the timing of when the claims forms are distributed (which they have not yet been more than a year after the Settlement Agreement ) and submitted, the refunds pursuant to the Settlement Agreement represent a unique transaction with no history to leverage in making an estimate and the range of potential refund amounts could vary significantly.

Issue – How should the Contract Liability (i.e. Deferred Revenue) be presented in the Balance Sheet?

Beginning at quarter end December 31, 2017 , the Company will report Deferred Revenue of $15.4 million. The Company, in accordance with ASC 606-10-32-14, will at the end of each reporting period, update the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) for changes in circumstances during the reporting period.

Upon determining the amount of refund claims (and therefore, the transaction price), the Company will recharacterize the portion of Deferred Revenue to be refunded to a separate Refund Liability.

Exhibits

24.

We note your response to comment 42. Please expand your disclosure on page 65 to explicitly highlight that none of the indemnification provisions, disclaimers, limitations of liability, and releases contained in the Amended and Restated AirToken Terms & Conditions constitute waivers of any right under the federal securities laws.  In addition, please provide us with a detailed legal analysis as to how the confidentiality provision contained in Section 15(b) is appropriate under the federal securities laws. Your analysis should specifically address the risk, if true, that non-public material information may be disclosed to certain token holders, but not others.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 8, 2019

Response: We revised the arbitration provisions contained in Section 11(a) of our Amended and Restated AirToken Terms & Conditions to include an exception for claims under federal securities laws. We also deleted the confidentiality provisions contained in section 15(b) of that same document. Please see the revised disclosure to “No Rights Commonly Associated with Capital Stock” on page 71, as well as Exhibit 4.4 - Amended and Restated AirToken Terms & Conditions.

Sincerely,

/s/Victor Santos

Victor Santos,

Chief Executive Officer,

CarrierEQ, Inc.

cc:

David M. Bovi, Esq.

J. Gray Sasser, Esq